Santiago, April 26, 1999


Mr.
Guillermo Quiroz L.
Corporate Finance Director
Tepual S.A.
Present
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Dear Sir:

In response of your request, we are able to state that we are aware of experiences in relation of valorization of trademarks, which also involved transactions and negotiations regarding them.

To this matter we can point out that trademarks may constitute relevant assets for a corporation when they are commercially established and formally registered, even so to become in some cases the main substance of a business.

In this manner, it is quite difficult to assign a market based value, but it is reasonable to assume that a trademark in the foregoing conditions may, for example, represent 25% of the market value of the corporation, all this restricted to market conditions and without considering special situations in which this value may increase substantially.

With no further comments, we remain yours

                                              Sincerely,

                                              /s/ Heraldo Hetz Vorpahl
                                              -----------------------------
                                              Heraldo Hetz Vorpahl, Partner
                                              Grant Thornton International
                                              Auditores Consultores Ltda.